Filed by General Geophysics Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Veritas DGC Inc. Commission File No.: 001-07427 The following slides were used in a public presentation by Compagnie Generale de Geophysique (General Geophysics Company) in Paris and were discussed in a conference call in French by Robert Brunck, Chairman and CEO of Compagnie Generale de Geophysique and a conference call in English by Robert Brunck and Thierry Pilenko, Chairman and CEO of Veritas DGC Inc., all on September 5, 2006. COMPAGNIE GENERALE DE GEOPHYSIQUE (ISIN : 0000120164 - NYSE : GGY) Paris and Houston - September 5, 2006

Financial Results 2nd Quarter / H1 2006 CGG-Veritas: Creating a Leading Global Geophysical Services & Equipment Company September 5, 2006

Disclaimer
CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to approve the merger; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
     In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.
Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.

2

Combination with Veritas: Moving forward on Solid Grounds (1/2) 2nd quarter confirming strong 1st quarter results 64% revenue growth in H1 2006 vs. 2005 (1) 23% operating margin (c.3x vs. H1 2005, at 8%) Sound balance sheet (Net Debt < €250M, 30% gearing) ? Financial flexibility Notes: (1) In Euros. Strong Q2 / H1 Financial Results

Combination with Veritas: Moving forward on Solid Grounds (2/2) Strong industrial rationale Ideal timing in the cycle Creates shareholder value Solid Grounds for Combination with Veritas

1. Q2 / H1 2006 Financial Results

Q2/H1 2006 Highlights Group Revenues of €312M ($391M), up 62% in € and up 61% in $ Group Operating profit of €62M, a 20% operating margin, compared to €17M (9%) in Q2 2005 Geophysical Services operating profit of €28M, a 16% operating margin Sercel operating profit of €46M, a 27% operating margin Net profit of €40M before a 11 M€ specific charge for convertible derivative variance Backlog of $1,080M as of September 1st 2006 compared to $481M as of September 1st 2005 Group Revenues of €635M ($776M), up 64% in € and up 55% in $ Group operating profit of €146M, a 23% operating margin compared to €32M in H1 2005 (8%) Geophysical Services operating profit of €90M, a 22% operating margin Sercel operating profit of €75M, a 26% operating margin Net profit of €99M before convertible variance of €23M, a 16 % net profit margin Net debt of €243M, net debt/equity ratio of 30% Q2 H1

H1 2004 H1 2005 P&L Highlights 387 324 + 64% H1 2006 193 194 322 159 165 H1 2004 H1 2005 H1 2006 398 193 205 501 243 258 + 55% 312 635 384 391 776 Q1 Q2 Revenues (€M) Revenues ($M) Operating Profit (€M) Consolidated Net Income (€M) (1) Notes: (1) Before convertible derivative variance 5.0 59.0(1) H1 2004 H1 2005 H1 2006 6.3 -1.2(1) 99.2(1) -8.8 -3.3 5.1(1) 40.3(1) Q1 Q2 14.9 146 H1 2004 H1 2005 H1 2006 32 0.9 15.8 17 15 61.6 84.5 Q1 Q2

86 131 Segmentation Revenues (€M) Operating Profit (€M) €M $M 490 321 160 196 159 206 H1 2004 H1 2005 H1 2006 213 117 H1 2004 H1 2005 H1 2006 287 353 H1 2004 H1 2005 H1 2006 61.9 23.3 15.7 H1 2004 H1 2005 H1 2006 74.9 87 173 Q1 Q2 106 107 165 156 248 402 173 230 274 216 77 83 93 103 78 81 99 107 122 166 208 145 -6.8 -10.6 -17.4 1.7 9.9 11.6 27.8(2) 89.7 36.0 12.7 14.3 30.1 45.5 29.4 Q1 Q2 Services (3) Services Sercel (1) Sercel Notes : (1) Total revenues (2) Including €5.3M for Ardiseis (3) Not including Argas

Quarterly Revenues ($M) Products Services 205 193 202 254 258 244 268 312 391(1) 384 (2) Notes : (1) External Revenues (2) Total Revenues

803 699 297 31% 2004 H1 2006 42% 393 122 30% 2005 243 H1 2006 173 2004 54 40 40 39 2005 230 84 50 49 Cash Flow provided by operating activities 131 Shareholders Equity Net debt Financial Indicators (€M) Multi Clients Net cash before change in working capital 150 127 H1 2005 H1 2006 78 82 2004 142 196 2004 H1 2006 51 56 94 32 134 27 2005 70 (e) 170 (e) Q1 Q2 Q3 Q4 15 37 106 238 ORBDA Capital Expenditure Cash Flow from Operations Balance Sheet 49

379 78 81 97 77 83 Q1 Q2 Q3 Q4 2006 2004 2005 85 314 69 123 122 Revenues Q1 Q2 Q3 Q4 Q2 2006 Environment & Performance Products - Sercel Perspectives 166 287 390 93 103 84 110 2004 2005 118 99 107 146 470 2006 145 208 353 Record performance with: Revenues up 110% in $ y.o.y Operating margin at 27.5% Very strong demand Increasing demand in land Sharp growth in marine 2006 market growth above 30% 2006 operating margin revised upward, around 25% (In €M) (In $M)

Perspectives 116 96 91 94 397 47 67 53 256 89 193 Q2 2006 Environment & Performance 97 80 72 71 320 38 44 55 206 69 2004 2005 Q1 Q2 Q3 Q4 Geophysical Services - Offshore Acquisition Revenues (Contracts & Multi-Clients) 2004 2005 Q1 Q2 Q3 Q4 2006 2006 162 98 260 316 123 Revenues in dollars up 36% y.o.y Numerous transit and port calls, as anticipated, resulting in low utilization rate Launch of the Geo-Challenger in a 12 streamers Sentinel configuration Multi-clients sales at $44M normal seasonal level 2 to 3 vessels shooting multi-clients surveys in H2 2006 Vessels booked well into H1 / Q3 2007 Strong demand provides good visibility and favorable pricing dynamics for the sector (In €M) (In $M)

2005 2004 25 17 19 77 16 120 32 34 32 22 2006 96 31 21 23 21 30 41 40 149 38 Perspectives Q1 Q2 Q3 Q4 Geophysical Services - Land Acquisition Q2 2006 Environment & Performance 2004 2005 Q1 Q2 Q3 Q4 2006 33 40 74 90 50 40 2007 active market with growth driven by volumes Pursuit of the strategy focused on technology and partnerships Revenues in dollars up 25% y.o.y. fueled in particular by large shallow water project Strong operating performance, particularly the Eye D crews Regional partnership agreement in Middle East: TAQA 49% equity partner in Ardiseis Revenues (In €M) (In $M)

36 84 35 38 31 29 31 33 37 130 41 113 27 30 32 24 23 26 28 29 105 35 Geophysical Services - Processing & Reservoir 2004 2005 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q2 2006 Environment & Performance Perspectives 2004 2005 2006 2006 69 34 140 43 Revenues in dollars up 24% y.o.y Expansion of the international network of dedicated processing centers with the award of 2 new centers Increased demand in a market driven mainly by marine volumes and high-end services leading to improved operating margin Revenues (In €M) (In $M)

Backlog As of September 1st 2006 (In $M) Group: $1,080M Services: $662M

Summary Well positioned to deliver the 2006 financial targets as upgraded in May Q2: Geophysical Services results on track Record results for Sercel Excellent quality backlog Sustained growth in demand both for Sercel and Services Strong visibility yielding excellent financial perspective Strong set of Q2 / H1 results Solid perspectives for 2006 full year and beyond

2. CGG-Veritas: New Seismic Leader

CGG's Strategy Differentiate through Technology Imaging & Sercel leadership positions Develop well positioned & high quality Multi-Client data library Enhance Leadership Services & Sercel participation in sector consolidation Demonstrated integration track record Anticipate Market Changes Sercel is best positioned to respond to market needs Global portfolio in services Successful repositioning on profitable segments Capitalize on Long Term Relationships with Key Customers Strong franchise and solid market positions: 75 years of experience Financial & Accounting Discipline Sound and optimized balance sheet / capital structure Sound accounting policies (e.g. proven Multi-Client accounting track record of no write-offs)

Source: Company data Notes: (1) Before intra-group sales elimination CGG Today Total 2005 Sales: $1,080M Total 2005 EBITDA: $277M Total 2004 Sales: $855M EBITDA Margin : 25.7% Y-0-Y Growth: 26.3% 12 Land Crews 2005 Sales: $149M 2004 Sales: $96M Y-0-Y Growth: 55% 9 x 3D & 4 x 2D Vessels 2005 Sales: $397M 2004 Sales: $256M Y-0-Y Growth: 55% Offshore 15 Dedicated Centers & 15 Open Centers 2005 Sales (1): $140M 2004 Sales (1): $130M Y-0-Y Growth: 7% Total 2005 Sales: $686M Total 2005 EBITDA: $197M EBITDA Margin: 28.7% Services Land Processing 6 Manufacturing Plants 2005 Sales: $470M 2004 Sales: $390M Y-0-Y Growth: 21% 2005 EBITDA (1): $121M EBITDA Margin: 25.7% Sercel Products

Veritas Today

Multi-Client



200,000 line kilometers of 2D data and over 200,000 square kilometers of 3D data

FY2005 Sales:	US$245M
FY2004 Sales:	US$273M
Y-0-Y Growth:	(10)%

Contract Marine



6 x 3D [(1)] & 1 x 2D Vessels

FY2005 Sales:	US$227M
FY2004 Sales:	US$135M
Y-0-Y Growth:	68%

Contract Land



Recording capacity of c. 51,000 channels

FY2005 Sales:	US$162M
FY2004 Sales:	US$154M
Y-0-Y Growth:	5%

Total FY2005 Sales:	US$634M
Total FY2004 Sales:	US$565M
Y-0-Y Growth:	12.2%

Source: Company data.
Notes: Fiscal year end: July 31.
(1): Of which one vessel to be delivered in February 2007.

20

A Strong Combination Rationale Creation of strong "pure play" seismic company LTM revenues and EBITDA of c.$2.2BN and c.$0.8BN, respectively (1) Well positioned to benefit from the current strong business environment Strongly positioned for the future Best in class combination of geosciences personnel "Perfect fit" Strong business, geographic and client complementarities Combination of two complementary, recent vintage and well positioned data libraries Accretive transaction Expected to be highly accretive from year one to cash flow per share Expected to be accretive to EPS in 2008CY and broadly neutral in 2007CY to cash EPS (2) Estimated pre-tax run rate synergies of $65M annually Sound and optimised balance sheet / capital structure Enhance Shareholder Value Creation of strong global pure play seismic company Notes: The information herein is indicative and for discussion purposes only and constitutes forward looking statements. (1) LTM = Preliminary estimated last twelve months figures, as at June 30, 2006 for CGG and April 30, 2006 for Veritas, EBITDA before MCA include income from associates . (2) Earnings per share before implementation cost of synergies, transaction costs and impact of purchase accounting.

Strong Business Environment (1/2) Under-investment in Exploration has resulted in Reserve Replacement Issues for Oil Companies Organic Reserves Replacement Ratio Source: Herold, CS estimates. Note: The sample comprises AHC, BG, BP, CVX, COP, ENI, XOM, MRO, NHY, OMV, PCA, REP, RD/S, STO and TOT. A technological race in which Seismic Technology, being more and more utilized all along the E&P work flow, will play a key role Current investment cycle expected to be an extended cycle with key challenges and fundamental changes Growing energy consumption sustained by long-term demand from China & India E&P Capex to increase: 1.7% increase in production requires 8-10% increase in E&P spending Oil & Gas companies challenged to increase production and replace declining reserves in a more complex environment : Accelerate pace of exploration in new areas Revisit existing areas with new technologies Optimize reservoir management, maximize recovery rates

Strong Business Environment (2/2) Azimuthal Distribution Geo Model Seismic: a high leverage in E&P performance requiring worldwide presence and technological leadership The key role of Seismic technology Image subtle targets in complex geology High resolution & wide azimuth 3D Enhance oil recovery rates Production seismic, including 4D and reservoir characterization Reduce uncertainties in reservoir model A broad base of Oil & Gas companies NOCs (1) focusing on developing their own reserves and going abroad IOCs (2) looking for new territories and maximizing the value of their own position through technology Notes: (1) National Oil Companies (2) Independent Oil Companies

No.1 Seismic "Pure Play" Selected Players in Services Selected Players in Services & Equipment Source: Company Data. (1) As at June 30, 2006 for CGG, Western Geco and PGS and April 30, 2006 for Veritas. (2) Unlisted entity 100%-owned by Schlumberger. 2006 LTM Revenues (1) 2006 LTM Revenues (1) Source: Company Data. (1) As at June 30, 2006 for CGG, Western Geco and PGS and April 30, 2006 for Veritas. (2) Unlisted entity 100%-owned by Schlumberger. No products sold outside WG. In $M In $M

CGG-Veritas: A Compelling Industrial Rationale "Perfect fit" ? Creation of the leading seismic "pure play" Scale : LTM Revenues and EBITDA of c.$2.2BN and $0.8BN, respectively (1) Quality : Excellent fit (business, geographies, clients) and "best-in-class" combination of geoscientists Leading seismic fleet, homogeneous and well adapted to new technologies High-end land acquisition capabilities with strong local partnerships Combination of two complementary, recent vintage and well positioned libraries Creating the reference in Data Processing and Imaging Sercel's technology, a common platform for CGG's and Veritas' seismic operations Well positioned to Lead the technological race Strengthen long term relationship with clients Improve financial performance and industrial flexibility through cycles Better positioned to benefit from the current strong market environment Better positioned for the longer term Source: Company data Notes: (1) LTM = Preliminary estimated last twelve months figures, as at June 30, 2006 for CGG and April 30, 2006 for Veritas.

Strong Fit Source: Presentation of full year results 2005, Company filings, equity research. Notes: Figures as of FYE (31 December 2005 for CGG and 31 July 2005 for Veritas) (1) FY 2005 reported business and geographical mix (2) Estimates (2005 Sales) Business Mix Geographic Mix Client Mix Balanced client portfolio with strong position in National Oil Companies International operators and Independents Enhanced client opportunities CGG Veritas (1) Combined (2) Global presence but strong in EAME and Latin America Strengths in North America & Asia Pacific Balanced geographic mix with increased exposure to Americas

Offshore - World's Leading 3D Fleet Sources: Company filings, equity research Notes: (1) Of which one vessel to be delivered in February 2007 (2) Of which one vessel to be delivered in November 2006 Leading seismic fleet both in total (20 vessels) and in large capacity 3D (14 vessels) Evenly distributed capacity between large (12+ streamers), medium (8 to 10) and smaller (6) size spreads Balanced distribution of fully owned, chartered, new built and fully depreciated capacity, providing flexible fleet management potential All vessels equipped with Sercel's either solid or fluid streamers Offshore Seismic Vessels - Current 6+ Streamers 3-D Fleet (1) (1) Total Fleet (2D + 3D) 20 12 12 13 7 5 (2) Market estimated at c. $3.8BN in 2006 (c. $2.0BN in exclusive)

Combined Fleet Overview Source: Company Data Notes: (1) Data relating to streamers: number x length in meters - type Geo Challenger 12 x 6,500 - solid Search 6 x 9,000 - fluid Orion 8 x 6,000 - fluid Venturer 1 x 12,000/4 x 4,000 - fluid Duke 1 x 7,200 - fluid Princess 1 x 12,000/3 x 4,000 - fluid Pacific Titan Chartered through summer 2006 1 x 12,000/ 2 x 4,000 - fluid Vantage 8 x 8,100 - solid Viking 8 x 8,100 - solid October upgrade: 10 x 8,100 Viking II 8 x 8,100 - solid Veritas (New build) Available February 2007 10 x 8,100 Pacific Sword 2 x 5,000 - fluid Voyager Activate June 06 1 x 10,000 - solid Seisquest 8 x 6,000 - hybrid CGG Veritas Large Capacity 3D 2D & Small Capacity 3D Symphony 10 x 8,000 - solid Amadeus 8 x 8,000 - fluid Alize 12 x 8,000 - fluid Harmattan 6 x 6,000 - fluid Fohn 8 x 6,000 - fluid Laurentian 6 x 6,000 - fluid (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1)

Multi-Client Libraries - Strong Fit, Enhanced Potential Combination of two complementary, recent vintage and well positioned libraries Combined LTM Revenues of $550M+ (1) Established standards of performance and management throughout the recent cycle Strong fit in Gulf of Mexico Veritas: West and Central CGG : Central and East Data merging provides potential for imaging enhancement and value creation Large fleet and combined geological basins expertise enhance business development potential Global library portfolio increasingly attractive to more clients Additional potential in North American Land provided by Veritas' Land library Notes: (1) LTM = Preliminary estimated last twelve months figures, as at June 30, 2006 for CGG and April 30, 2006 for Veritas.

MC Library - Geographical Complementarities Alberta US Land GoM Brazil N. Sea Scotia Shelf N. Africa W. Africa Indonesia Australia Source: Company Data. Notes: MC = Multi-Client. Rounded figures 3D: 16,900 sq km 2D: 400 km 3D: 18,600 sq km 2D: 1,000 km 3D: 4,500 sq km 2D: 39,800 km 3D: 32,400 sq km 2D: 43,300 km 2D: 17,200 km CGG's Multi-Client Library Veritas' Multi-Client Library 3D: 37,000 sq km 2D: 6,300 km 3D: 93,700 sq km 2D: 24,000 km 3D: 38,000 sq km 2D: 44,400 km 3D: 12,600 sq km 3D: 15,000 sq km 2D: 4,900 km 3D: 38,000 sq km 2D: 44,900 km 3D: 30,000 sq km 3D: 10,000 sq km

Enhanced technological differentiation potential HPVA Seismovie Eye-D Multi-component Canadian Foothills Arctic Strong geographical expertise Eastern Hemisphere Strong focus on Middle-East Western Hemisphere Strong focus on North America Land - Geographical & Technological Fit Veritas CGG Market estimated at $2.3BN in 2006, with growing number of local players 80% of worldwide reserves on land Strategy Further development of strong local partnerships (e.g. Argas and CGG Ardeseis JVs in the Middle East) Technological developments key for high-end positioning and strong partnerships agreements Main Geographical Footprint Technological Expertise

CGG Veritas Source: Company Data Land Operations in 2006 Average # of Crews Veritas: 12 CGG: 12 Main Locations in 2006

Data Processing and Imaging - Creating the Reference Leadership positions in particular: Depth imaging 4D processing and reservoir characterization Dedicated centers Accessible market estimated above $700M in 2006 Combination of two leaders : Personnel expertise and talents Innovative technology Quality of services Scale (revenues, geographic presence, client portfolio) Opportunity to create the reference in Data Processing and Imaging

Abu Dhabi Assen Data Processing and Imaging - Center Locations Source: Company Data Calgary Houston Rio Villahermosa Maracaibo / PLCruz Luanda Port Harcourt Tripoli Cairo London Paris Pau Aberdeen Stavanger Oslo Vienna Perth Moscow Mumbai Muscat Kuala Lumpur CGG's Open Centres CGG's Single-Client Dedicated Centres Veritas' Local Centres Veritas' Regional Centres Caracas Buenos Aires Lagos Crawley Singapore Jakarta

Maintain leading edge technology and design-to-cost approach through sustained level of R&D Develop technology portfolio & secure access to technologies needed for future generation of products 428 XL - new land acquisition system SEAL/Sentinel - innovative solid streamer technology 20% equity stake in Cybernetix Increase focus on key markets and maintain high profit margins Keep on offering profitable new generation of products Source: Company data Solid Streamers 428 XL Sercel - A Proven Strategy

Sercel - Leader in Geophysical Equipment A strong top-line growth and 25% operating margin Strong and recurring financial performance Industry segment expected to continue to grow by double digits over the medium term Source: Company data

CGG-Veritas vs. Selected International Peers Sources: CGG's estimates only. Other market participants may have different views as to their competitive positioning. Note: Selected international peers active in at least two of the above seismic sub-segments. Does not include a number of local players involved in Offshore, MC Libraries, Land, Data Processing or Products and/or international players focused on a single sub-segment Comprehensive Seismic Services & Products Offering YES YES Business Portfolio Offshore Land Data Processing Products MC Libraries : Strong activity : Low activity NO TGS NO PGS NO Fugro NO Western- Geco Input / Output Extensive seismic Services & Products offering Only publicly-listed pure play of this scale - - - - - - - Publicly-Listed "Pure Play" YES NO YES YES NO YES Not sold outside WG BGP - NO NO CGG- Veritas Main international players involved in at least two segments -

Key Transaction Terms

Consideration

- $75.00 (1) per Veritas share or c.$3.1BN (1) aggregate value
- Consideration for each Veritas share:
  - c.2.25 CGG ADSs with respect to c.51% of Veritas' shares (c.47.5M CGG ADSs) ; *or*
  - $75.00 in cash with respect to c.49% of Veritas' shares (2) (c.$1.5BN (3))
  - Election process: ability for Veritas' stockholders to elect to receive stock or cash, subject to proration if either stock or cash is oversubscribed, and an equalization feature (4)

Implied Premium

- 33.5% to Veritas' closing share price of $56.16 (5)
- 34.7% to Veritas' 30-day average share price of $55.69 (5)

Governance / Management

- New Board of Directors to reflect the combined shareholders base
- Chairman and CEO: Robert Brunck
- Thierry Pilenko, current Chairman and CEO of Veritas, proposed to be appointed to the new Board of Directors
- Corporate Headquarters: Paris, France

Financing

- Fully committed debt financing for the cash portion through 18 months bridge loan

Notes :

(1) Based on the closing price of $33.33 of CGG ADS on the New York Stock Exchange on August 29, 2006.
(2) In lieu of c.2.25 CGG ADSs.
(3) Not including cash paid in respect of employee stock options in the transaction.
(4) Equalization feature will adjust the per share consideration upwards or downwards so that, at closing, each Veritas share receives consideration representing approximately equal value at that time. Equalization adjustment will, however, not increase or decrease the total amount of cash or the total number of ADSs to be issued in the transaction.
(5) As of August 29, 2006.

38

Key Steps of Implementation Agreement unanimously approved by CGG and Veritas' Boards Merger Agreement signed Filings with regulatory and Stock Exchange authorities (anti-trust, SEC, AMF, ...) Veritas' EGM and CGG's EGM Expected closing around year end 2006, subject to receipt of all approvals (regulatory, shareholders, ...)

Transaction Financing Cash component of c.$1.5BN Debt financing facility provided by Credit Suisse Strong combined cash flow generation resulting in significant debt pay-down capacity Commitment to optimized leverage balance sheet and sound financial discipline Current Ratings : CGG: BB- / Ba2 with "Stable Outlook" Veritas: BB / Ba3 with "Stable Outlook" Gearing ratio (1) expected to be below 30% by year-end 2008CY Notes: The information herein is indicative and for discussion purposes only and constitutes forward looking statements. (1) Defined as Net Debt / Shareholders' Equity

Record Backlog Combined Entity Key Financials Source: Company data. (1) As at December 31. (2) As at January 31 of corresponding fiscal year. (3) As at September 1, 2006 for CGG and as at April 30, 2006 for Veritas. CGG (1) (2) (3) (In $M) Key Statistics Revenues (2) EBITDA (3) Total Capex Employees 1,389 452 294 (5) c. 4,000 + 780 376 196 (6) c. 3,000 2,169 828 489 c. 7,000 Combined Source: Company Data. Notes: CGG's financials based on a average $ / € average rate for each quarter. (1) LTM = Preliminary estimated last twelve months figures, as at June 30, 2006 for CGG and April 30, 2006 for Veritas. (2) Operating revenues. (3) EBITDA before MC Amortization including income from associates. (4) Including income from associates. (5) Of which $53M in Multi-Client Library. (6) Of which $137M in Multi-Client Library. LTM Actual Data(1) Preliminary Pro Forma Estimates (In $M) CGG Veritas EBIT (4) 256 119 375

Expected Synergies Synergies Phasing Estimated at c.$20M (c. 50% of cost synergies) 80% in year 1 20% in year 2 Implementation Costs Transaction takes place in a context of strong industrial growth Expected synergies of $65M on a full year basis: One listed company versus two Redeployment of support resources towards operations Premises rationalization Additional revenue potential (enhanced Multi-Client library)

Combined Future Organization & Governance Products Sercel Services Offshore Processing New Board of Directors to reflect the combined shareholder base Moving from an organization by Business Units to an organization based on: Two main operating regions and three transverse products lines Combined skills and best practices Main Management Offices Headquarters: Paris, France Sercel: Nantes, France Services: Massy, France Western Hemisphere: Houston, US Eastern Hemisphere: Massy, France Integration Committees (synergies, organization, technologies) Land Western Hemisphere Eastern Hemisphere Project for the New Business Organization

A World Class Oil & Gas Services Stock Well-known to Oil & Gas investors Premier investment vehicle providing direct exposure to Seismic sector Scale Investors' preference for pure plays A leading stock within the global Oil & Gas Services / Seismic sector Increased pro forma liquidity based on a combined free float of about $4.5BN(1) Listing on Euronext Paris (since 1981) and ADS listing on the NYSE (since 1997), supported by CGG's presence in the US for more than 30 years Increased weight in current indices and potential inclusion in others should increase CGG- Veritas' visibility Compliant with best-in class disclosure standards Notes: The information herein is indicative and for discussion purposes only and constitutes forward looking statements. (1) Based on the closing price of $33.33 of CGG's ADSs on the New York Stock Exchange on August 29, 2006 and assuming acquisition of 100% of Veritas.

3. Conclusion - A Compelling Transaction

A Compelling Transaction for CGG's & Veritas' Shareholders Strong 2nd quarter / H1 2006 results Creation of the No.1 seismic "pure play" Better positioned for today and for the future Scale Perfect business and technological fit $75.00 (1) value per Veritas share, approximately half CGG stock / half cash Optimized leverage balance sheet Estimated annual pre-tax run-rate synergies of $65M Accretive transaction: Expected to be accretive in 2008CY on EPS basis and broadly neutral in 2007CY on Cash EPS (2) basis Expected to be highly accretive on CFPS (3) from year one Management track record to deliver Notes : The information herein is indicative and for discussion purposes only and constitutes forward looking statements. Based upon the closing price of $33.33 of CGG's ADS on the New York Stock Exchange on August 29, 2006 Earnings before implementation cost of synergies, transaction costs and impact of purchase accounting Cash Flow per Share Creating a Leading Global Geophysical Services & Equipment Company

Appendix

CGG's Balance Sheet (€M) 06/06 $ 1,27 12/05 $ 1,18 06/06 $ 1,27 12/05 $ 1,18 Currents Assets 532 492 Currents liabilities 313 338 Cash & Cash Equivalent 206 112 Financial Debt / Current Portion 56 167 Financial Debt / Non-Current Portion 393 242 Total Financial Debt 448 409 Property, Plant & Equipment 485 480 Non-Current Liabilities 87 96 Net Intangible Assets 361 389 Other Non-Current Assets 90 91 Conversion Option 0 11 Total Non-Current Assets 936 961 Minority Interests 23 12 Shareholders Equity 803 699 Total ASSETS 1 674 1 565 Total LIABILITIES 1 674 1 565 Net Working Capital 219 154 Net Debt 243 296 Capital Employed 1 068 1 018 Gearing 30% 42%

CGG's Activities Distribution Land crews Processing Centers Sercel Facilities Seismic 3D Vessels Seismic 2D vessels As of September 1st 2006